SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of May, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






           RYANAIR OPENS GBP10 MILLION GLASGOW PRESTWICK MAINTENANCE FACILITY
                     UP TO 200 NEW JOBS FOR AYRSHIRE REGION

Ryanair, Europe's No.1 low fares airline,today (Monday, 10th May 2004) welcomed Secretary of State for Transport, The Rt. Hon. Alistair Darling MP to the official opening of Ryanair's new GBP10 million maintenance facility at Glasgow Prestwick International Airport. The 4,000 square metres facility, which has been developed in partnership with The Scottish Executive, is Ryanair's major aircraft service centre outside Ireland, and will employ up to 200 people over the next 5 years.

Ryanair Chief Executive, Michael O'Leary and Secretary of State, Mr Darling M.P. performed the official opening ceremony today at Glasgow Prestwick International Airport.

Speaking today, Michael O'Leary said:

        "We are delighted that The Secretary of State for Transport and Scotland could join us today to mark the official opening of this new 4,000 square metre maintenance facility at Glasgow Prestwick. Ryanair's 10 year history in Scotland and ongoing commitment to the further growth and development of Glasgow Prestwick International Airport is further demonstrated today with the opening of this new maintenance facility and the creation of close to 200 jobs for the local economy.

        "Our expansion in Scotland is the result of our on-going partnership with the Scottish Executive and Scottish Enterprise, who have shared our vision of more low cost flights to/from Scotland and the kind of growth in Scotland that has resulted in the creation of 200 more jobs here today.

        "Unfortunately this GBP10 million investment by Ryanair, creating up to 200 jobs is already being highjacked by the "Longshanks" of Ayrshire Council, who have come up with a ludicrous rate demand of GBP111,000 - unlike other UK regions which were offering rate holidays for 10 years. Ryanair will halt all further job creation at this facility until this highway robbery is reversed".

Ends.                     Monday, 10th May 2004


For further information:

Cathy Timlin                 Pauline McAlester
Ryanair                      Murray Consultants
Tel: 00 44 1292 511257       Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  10 May, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director